Press Release
CAE reports first quarter fiscal 2020 results and 10% dividend increase

•	Revenue of $825.6 million vs. $722.0 million in prior year

•	EPS of $0.23 ($0.24 before specific items(1)) vs. $0.26 in prior year

•	Order intake(2) of $940.8 million for 1.14x book-to-sales(2) and $9.4 billion backlog(2)

•	Board of Directors approves 10% quarterly dividend increase from $0.10 to $0.11 per share

•	Current year results on IFRS 16 basis

Montreal, Canada, August 14, 2019 - (NYSE: CAE; TSX: CAE) - CAE today reported revenue of $825.6 million for the first quarter of fiscal 2020, compared with $722.0 million in the first quarter last year. First quarter net income attributable to equity holders was $61.5 million ($0.23 per share) compared to $69.4 million ($0.26 per share) last year. Net income before specific items(3) in the first quarter of fiscal 2020 was $63.2 million ($0.24 per share).

First quarter segment operating income(4) was $110.9 million (13.4% of revenue) compared with $98.5 million (13.6% of revenue) in the first quarter of last year. Segment operating income before specific items(5) in the first quarter of fiscal 2020 was $113.3 million (13.7% of revenue). All financial information is in Canadian dollars unless otherwise indicated.

“CAE had a good start to the fiscal year with 14 percent revenue growth, 15 percent higher operating income, and over $940 million of orders for a $9.4 billion backlog,” said Marc Parent, CAE’s President and Chief Executive Officer. “Performance was led by Civil, which delivered 29 percent operating income growth and showed continued strong demand for CAE's innovative training solutions. The Bombardier Business Aircraft Training Business integration is progressing well, and we signed long-term training contracts with airline partners including LATAM, SAS and Air Europa. In Defence, we had strong top-line growth and lower operating income, which reflect quarterly variability and an income growth profile more heavily weighted to the second-half of the year. The Defence pipeline remained strong with over $4.2 billion of bids and proposals pending customer decisions. In Healthcare, revenue momentum from new products and an expanded salesforce continued into the first quarter. As we look to the remainder of the fiscal year, our outlook for CAE’s annual growth remains unchanged. In keeping with our capital allocation priorities, and underscoring our positive long-term view, I am pleased to announce that CAE’s Board of Directors has approved a one cent or 10% increase to CAE’s quarterly dividend, which becomes 11 cents per share, effective September 30, 2019. This represents CAE’s ninth consecutive dividend increase in as many years.”

Summary of consolidated results
(amounts in millions, except operating margins and per share amounts)		Q1-2020	Q1-2019	Variance %
Revenue		$825.6	$722.0	14%
Segment operating income (SOI)		$110.9	$98.5	13%
Operating margins	%	13.4%	13.6
SOI before specific items		$113.3	$98.5	15%
Operating margins before specific items	%	13.7%	13.6
Net income		$63.0	$71.6	(12%)
Net income attributable to equity holders of the Company		$61.5	$69.4	(11%)
Earnings per share (EPS)		$0.23	$0.26	(12%)
Net income before specific items		$63.2	$69.4	(9%)
EPS before specific items		$0.24	$0.26	(8%)
Total backlog		$9,362.2	$8,046.3	16%

Civil Aviation Training Solutions (Civil)

First quarter Civil revenue was $477.6 million, up 11% compared to the same quarter last year. Segment operating income was $98.6 million (20.6% of revenue) compared to $78.3 million (18.2% of revenue) in the first quarter last year. First quarter segment operating income before specific items was $101.0 million (21.1% of revenue), up 29% compared to the first quarter last year. First quarter Civil training centre utilization(6) was 76%.

During the quarter, Civil signed training solutions contracts valued at $693.8 million, including multi-year pilot training agreements with airlines including LATAM, SAS and Air Europa; and a new 5-year pilot training contract with Philippines AirAsia, which incorporates the highly innovative and data-driven CAE RiseTM Training System. Civil sold nine full-flight simulators (FFSs) during the quarter, including three to Southwest Airlines for the Boeing 737MAX, one to Korean Air for the Airbus A330, and one to Hawaiian Airlines for the Boeing 787.

The Civil book-to-sales ratio was 1.45x for the quarter and 1.54x for the last 12 months. The Civil backlog at the end of the quarter was a $5.1 billion.

Summary of Civil Aviation Training Solutions results
(amounts in millions, except operating margins, SEU and FFSs deployed)		Q1-2020	Q1-2019	Variance %
Revenue		$477.6	$430.9	11%
Segment operating income		$98.6	$78.3	26%
Operating margins	%	20.6%	18.2
SOI before specific items		$101.0	$78.3	29%
Operating margins before specific items	%	21.1%	18.2
Total backlog		$5,090.3	$4,148.2	23%
Simulator equivalent unit (SEU)(7)		242	213	14%
FFSs deployed		294	260	13%

Defence and Security (Defence)
First quarter Defence revenue was $320.5 million, up 19% compared to the same quarter last year and segment operating income was $15.1 million (4.7% of revenue), down 30% compared to the first quarter last year, reflecting quarterly variability and an income growth profile more heavily weighted to the second-half of the year.

During the quarter, Defence booked orders for $219.5 million, including contracts with Lockheed Martin for C-130J simulators for the U.S. Air Force and U.S. Marine Corps. Other notable orders include a contract with L3 MAS to continue providing in-service support for the Royal Canadian Air Force's CF-18 aircraft, and contracts to upgrade the German Eurofighter and Tornado aircraft simulators. New awards also included contracts for Naval training solutions for the Canadian Surface Combatant program and upgrades to the Swedish Navy’s Naval Warfare Training System.

The Defence book-to-sales ratio was 0.68x for the quarter and 0.83x for the last 12 months (excluding contract options). The Defence backlog, including options and CAE’s interest in joint ventures, at the end of the quarter was $4.3 billion. The Defence pipeline remains strong with over $4.2 billion of bids and proposals pending customer decisions.

Summary of Defence and Security results
(amounts in millions, except operating margins)		Q1-2020	Q1-2019	Variance %
Revenue		$320.5	$268.3	19%
Segment operating income		$15.1	$21.5	(30%)
Operating margins	%	4.7%	8.0
Total backlog		$4,271.9	$3,898.1	10%

Healthcare
First quarter Healthcare revenue was $27.5 million compared to $22.8 million in the same quarter last year, and first quarter segment operating loss was $2.8 million, compared to a loss of $1.3 million in the first quarter last year.

Healthcare announced a new CAE Centre of Excellence for simulation-based education at ESPA-Montreal, the first healthcare education and industry partnership devised to impact patient care in Quebec, Canada. As well, during the quarter, Healthcare delivered a custom simulator to Baylis Medical to support its cardiovascular transseptal puncture systems for physicians. As well, it collaborated with the Canadian Association of Schools of Nursing to develop courseware packages for student nurses that can be practiced with the CAE Juno manikin.

Summary of Healthcare results
(amounts in millions, except operating margins)		Q1-2020	Q1-2019	Variance %
Revenue		$27.5	$22.8	21%
Segment operating loss		$(2.8)	$(1.3)	(115%)
Operating margins	%	—%	—

Additional financial highlights
Free cash flow(8) was negative $102.1 million for the quarter compared to negative $85.8 million in the first quarter last year. The decrease in free cash flow results mainly from a higher investment in non-cash working capital, partially offset by an increase in cash provided by operating activities and lower maintenance capital expenditures. CAE usually sees a higher level of investment in non-cash working capital accounts during the first half of the fiscal year and tends to see a portion of these investments reverse in the second half.

Income taxes this quarter were $13.0 million, representing an effective tax rate of 17%, compared to 13% for the first quarter last year. The tax rate was higher due to the impact of tax audits in Canada last year, partially offset by a change in the mix of income from various jurisdictions.

Net finance expense this quarter was $34.9 million, $18.9 million higher than the first quarter of fiscal 2019, mainly from higher interest on long-term debt due to the issuance of unsecured senior notes in the fourth quarter of fiscal 2019 to fund the acquisition of the Bombardier BAT business, and higher interest on lease liabilities as a result of the adoption of IFRS 16.

Growth and maintenance capital expenditures(9) totaled $89.0 million this quarter.

Net debt(10) at the end of the quarter was $2,312.7 million for a net debt-to-capital ratio(11) of 49.4%. This compares to net debt of $1,882.2 million and a net debt-to-capital ratio of 43.9% at the end of the preceding quarter. Excluding the impacts of the adoption of IFRS 16, net debt would have been $2,058.4 million this quarter for a net debt-to-capital ratio of 46.3%.

Return on capital employed (ROCE)(12) was 11.9% this quarter compared to 12.6% in the first quarter last year, before specific items. Excluding the impacts of the adoption of IFRS 16, ROCE before specific items would have been 12.0% this quarter.

CAE will pay a dividend of 11 cents per share effective September 30, 2019 to shareholders of record at the close of business on September 13, 2019.

During the three months ended June 30, 2019, CAE repurchased and cancelled a total of 58,131 common shares under the Normal Course Issuer Bid (NCIB), at a weighted average price of $34.41 per common share, for a total consideration of $2.0 million.

Management outlook for fiscal year 2020 unchanged
CAE’s core markets benefit from secular growth and the Company expects to continue exceeding underlying market growth in fiscal year 2020. In Civil, the Company expects to continue building on its positive momentum in training, increasing market share and securing new customer partnerships with its innovative training solutions. Civil expects operating income to grow in the upper 20 percent range on continued strong demand for its training solutions, including maintaining a leading share of FFS sales, and the integration of the recently acquired Bombardier BAT business. In Defence, the Company expects mid to high single-digit percentage operating income growth as it delivers from backlog and continues to win opportunities from a large pipeline. CAE expects Healthcare to achieve double-digit growth under its new leadership, expanded salesforce, and the continued launch of innovative products. Funding growth opportunities remains CAE’s top capital allocation priority and continues to be driven by and supportive of growing customer training outsourcings in its large core markets. The Company prioritizes market-led capital investments that offer sustainable and profitable growth and accretive returns and support its strategy to be the recognized worldwide training partner of choice. CAE currently expects total annual capital expenditures to increase modestly, by approximately 10 to 15 percent, in fiscal 2020, primarily to keep pace with growing demand for training services from its existing customers and to secure new long-term customer contracts. Management’s expectations are based on the prevailing positive market conditions and customer receptivity to CAE’s training solutions as well as material assumptions contained in this press release, quarterly MD&A and in CAE’s fiscal year 2019 MD&A.

Corporate Social Responsibility
CAE creates significant value for customers, shareholders, and its employees. CAE products and services contribute to improvements in aviation safety, ensure defence forces are mission-ready, and help medical professionals save lives-a noble purpose that is a source of pride for CAE’s more than 10,000 employees worldwide. As the largest civil aviation training company in the world, and the only pure‑play aviation training company, it has an unwavering customer focus and commitment to innovation. CAE also plays an important role developing talent in its industry. “Women account for less than 5 percent of the global pilot pool and yet over 300,000 new pilots will be needed in civil aviation over the next decade,” said Marc Parent. “As the aviation training leader, we take it upon ourselves to ensure the industry accesses the full available talent pool. Among several exciting CAE initiatives, we launched the CAE Women in Flight scholarship to encourage more women to consider becoming pilots.” Bolstering talent is one of CAE’s top strategic priorities and the Company continually strives to be an employer of choice, ensuring that it engages and attracts the best people. Among several programs, CAE launched a Diversity and Inclusion initiative aimed firstly at gender balance. The objective is to ensure that women at CAE can realize their full potential as equal partners with men in the workforce and have every opportunity for advancement. CAE was selected for the 2019 Bloomberg Gender-Equality Index, which highlights 230 firms globally that are considered trailblazers in their commitment to transparency in workplace gender reporting.

CAE’s full report can be accessed here: 2019 Annual Activity and Corporate Social Responsibility Report.

IFRS 16 - Leases
Effective April 1, 2019, CAE adopted IFRS 16 - Leases, which introduces a single lessee accounting model and eliminates the classification of leases as either operating or finance leases. The main impact of IFRS 16 to CAE is the recognition of a right-of-use asset and a lease liability for substantially all leases. This change results in a decrease of our operating lease expense and an increase of our finance and depreciation expenses. The financial results reported in the press release for the fiscal year ended March 31, 2019 do not reflect the accounting changes required by IFRS 16 as the Company adopted the standard using the modified retrospective application as of April 1, 2019. For more detailed information, including the expected impacts of the transition to IFRS 16, refer to Note 2 of the interim consolidated financial statements for the quarter ended June 30, 2019.

Detailed information
Readers are strongly advised to view a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) and CAE’s consolidated financial statements which are posted on our website at www.cae.com/investors.

CAE’s consolidated financial statements and MD&A for the quarter ended June 30, 2019 have been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and are available on our website (www.cae.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov). Holders of CAE’s securities may also request a printed copy of the Company's consolidated financial statements and MD&A free of charge by contacting Investor Relations (investor.relations@cae.com).

Conference call Q1 FY2020
Marc Parent, CAE President and CEO; Sonya Branco, Vice President, Finance, and CFO; and Andrew Arnovitz, Vice President, Strategy and Investor Relations will conduct an earnings conference call today at 1:30 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling

+ 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a record of more than 70 years of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 10,000 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 220,000 civil and defence crewmembers, including more than 135,000 pilots, and thousands of healthcare professionals worldwide.

Caution concerning limitations of summary earnings press release
This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements
Certain statements made in this press release are forward-looking statements. These statements include, without limitation, statements relating to our fiscal 2020 financial guidance (including revenues, capital investment and margins) and other statements that are not historical facts. Forward-looking statements describe future expectations, plans, results or strategies and normally contain words like "believe", "expect", "anticipate", "plan", "intend", "continue", "estimate", "may", "will", "should", "strategy", "future" and similar expressions. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management's expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of August 14, 2019 and, accordingly, are subject to change after such date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after August 14, 2019. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2020 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The value of capital investments expected to be made by CAE in fiscal 2020 assumes that capital investments will be made in accordance with our current annual plan. However, there can be no assurance that such investment levels will be maintained with the result that the value of actual capital investments made by CAE during such period could materially differ from current expectations.

Material assumptions
A number of economic, market, operational and financial assumptions were made by CAE in preparing its forward-looking statements for fiscal 2020 and beyond contained in this news release, including, but not limited to certain economic and market assumptions including: modest economic growth and stable interest rates in fiscal 2020; a sustained level of competition in civil, defence and healthcare markets; no material financial, operational or competitive consequences of changes in regulations affecting our business; and a continued positive defence market.

Assumptions concerning our businesses
A number of assumptions concerning CAE’s business were also made in the preparation of its forward-looking statements for fiscal 2020 and beyond contained in this news release, including, but not limited to factors including:

maintenance of CAE’s leading market share in civil simulator sales, pricing, product deliveries to customers and CAE’s ability to increase market share in training.

The foregoing assumptions, although considered reasonable by CAE on August 14, 2019, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material risks
Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our fiscal 2020 financial guidance and management outlook, are set out in CAE’s MD&A for the year ended March 31, 2019 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2019 MD&A is also available at www.cae.com. The realization of our forward-looking statements, including our ability to meet our fiscal 2020 financial outlook, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures
This press release includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. They should also not be used to compare with similar measures from other companies. Management believes that providing certain non-GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

(1) Earnings per share (EPS) before specific items is a non-GAAP measure calculated by excluding restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions as well as significant one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing these restructuring costs, integration costs, acquisition costs and other gains, net of tax, as well as one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

(2) Order Intake and Backlog
Order intake is a non-GAAP measure that represents the expected value of orders we have received:

–
For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Additionally, expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

–
For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;

–	For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Total backlog is a non-GAAP measure that represents expected future revenues and includes obligated backlog, joint venture backlog and unfunded backlog and options:

–
Obligated backlog represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subtracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments;

–
Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above;

–
Unfunded backlog represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. Options are included in backlog when there is a high probability of being exercised, but indefinite-delivery/indefinite-quantity contracts are excluded. When an option is exercised, it is considered order intake in that period and it is removed from unfunded backlog and options.

(3) Net income before specific items is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and excluding restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions as well as significant one-time tax items. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

(4) Segment operating income (SOI) is a non-GAAP measure and is the sum of our key indicators of each segment’s financial performance. Segment operating income gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate total segment operating income by taking the operating profit and excluding restructuring costs of major programs that do not arise from significant strategic transactions.

(5) Segment operating income before specific items further excludes restructuring costs, integration costs, acquisition costs and other gains and losses arising from significant strategic transactions. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

(6) Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not perfectly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

(7) Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period.

(8) Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

(9) Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

(10) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

(11) Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

(12) Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

For non-GAAP and other financial measures monitored by CAE, please refer to CAE’s MD&A filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

Contacts
Investor Relations:
Andrew Arnovitz, Vice President, Strategy and Investor Relations 1-514-734-5760, andrew.arnovitz@cae.com

Media:
Hélène V. Gagnon, Vice President, Public Affairs and Global Communications 1-514-340-5536, helene.v.gagnon@cae.com

Consolidated Statement of Financial Position

(Unaudited)	June 30	March 31
(amounts in millions of Canadian dollars)	2019	2019

Assets
Cash and cash equivalents	$322.0	$446.1
Accounts receivable	535.5	496.0
Contract assets	546.1	523.5
Inventories	590.2	537.0
Prepayments	57.3	57.4
Income taxes recoverable	40.5	33.6
Derivative financial assets	31.0	19.3
Total current assets	$2,122.6	$2,112.9
Property, plant and equipment	1,968.7	2,149.3
Right-of-use assets	402.7	—
Intangible assets	2,028.5	2,027.9
Investment in equity accounted investees	309.9	312.1
Deferred tax assets	70.4	71.0
Derivative financial assets	15.5	12.8
Other assets	494.0	479.5
Total assets	$7,412.3	$7,165.5

Liabilities and equity
Accounts payable and accrued liabilities	$797.7	$883.8
Provisions	24.3	28.7
Income taxes payable	22.5	25.7
Contract liabilities	717.8	670.2
Current portion of long-term debt	199.1	264.1
Derivative financial liabilities	8.4	17.0
Total current liabilities	$1,769.8	$1,889.5
Provisions	27.3	36.3
Long-term debt	2,435.6	2,064.2
Royalty obligations	139.9	136.2
Employee benefits obligations	260.2	212.6
Deferred gains and other liabilities	265.4	267.0
Deferred tax liabilities	146.6	147.0
Derivative financial liabilities	1.4	2.7
Total liabilities	$5,046.2	$4,755.5
Equity
Share capital	$666.8	$649.6
Contributed surplus	26.6	24.8
Accumulated other comprehensive income	162.5	199.0
Retained earnings	1,431.3	1,457.9
Equity attributable to equity holders of the Company	$2,287.2	$2,331.3
Non-controlling interests	78.9	78.7
Total equity	$2,366.1	$2,410.0
Total liabilities and equity	$7,412.3	$7,165.5

Consolidated Income Statement

(Unaudited)	Three months ended June 30
(amounts in millions of Canadian dollars, except per share amounts)	2019	2018

Revenue	$825.6	$722.0
Cost of sales	581.9	503.3
Gross profit	$243.7	$218.7
Research and development expenses	31.9	31.3
Selling, general and administrative expenses	113.3	102.7
Other gains – net	(0.3)	(5.2)
After tax share in profit of equity accounted investees	(12.1)	(8.6)
Operating profit	$110.9	$98.5
Finance expense – net	34.9	16.0
Earnings before income taxes	$76.0	$82.5
Income tax expense	13.0	10.9
Net income	$63.0	$71.6
Attributable to:
Equity holders of the Company	$61.5	$69.4
Non-controlling interests	1.5	2.2
Earnings per share attributable to equity holders of the Company
Basic and diluted	$0.23	$0.26

Consolidated Statement of Comprehensive (Loss) Income

(Unaudited)	Three months ended June 30
(amounts in millions of Canadian dollars)	2019	2018

Net income	$63.0	$71.6
Items that may be reclassified to net income
Foreign currency differences on translation of foreign operations	$(69.3)	$(20.8)
Reclassification to income of foreign currency differences	(1.9)	(3.3)
Net gain (loss) on cash flow hedges	12.5	(8.4)
Reclassification to income of (losses) gains on cash flow hedges	(0.7)	2.4
Net gain (loss) on hedges of net investment in foreign operations	22.5	(9.7)
Income taxes	(0.8)	3.9
	$(37.7)	$(35.9)
Items that will never be reclassified to net income
Remeasurement of defined benefit pension plan obligations	$(43.6)	$4.2
Net loss on financial assets carried at fair value through OCI	(0.1)	—
Income taxes	11.5	(1.1)
	$(32.2)	$3.1
Other comprehensive loss	$(69.9)	$(32.8)
Total comprehensive (loss) income	$(6.9)	$38.8
Attributable to:
Equity holders of the Company	$(7.1)	$34.2
Non-controlling interests	0.2	4.6

Consolidated Statement of Changes in Equity

(Unaudited)	Attributable to equity holders of the Company
Three months ended June 30, 2019	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period	265,447,603	$649.6	$24.8	$199.0	$1,457.9	$2,331.3	$78.7	$2,410.0
Impact of adopting IFRS 16	—	—	—	—	(27.5)	(27.5)	—	(27.5)
Balances, April 1, 2019	265,447,603	$649.6	$24.8	$199.0	$1,430.4	$2,303.8	$78.7	$2,382.5
Net income	—	$—	$—	$—	$61.5	$61.5	$1.5	$63.0
Other comprehensive loss	—	—	—	(36.5)	(32.1)	(68.6)	(1.3)	(69.9)
Total comprehensive (loss) income	—	$—	$—	$(36.5)	$29.4	$(7.1)	$0.2	$(6.9)
Stock options exercised	833,180	16.2	(1.9)	—	—	14.3	—	14.3
Optional cash purchase of shares	408	—	—	—	—	—	—	—
Common shares repurchased and cancelled	(58,131)	(0.1)	—	—	(1.9)	(2.0)	—	(2.0)
Share-based compensation expense	—	—	3.7	—	—	3.7	—	3.7
Stock dividends	30,420	1.1	—	—	(1.1)	—	—	—
Cash dividends	—	—	—	—	(25.5)	(25.5)	—	(25.5)
Balances, end of period	266,253,480	$666.8	$26.6	$162.5	$1,431.3	$2,287.2	$78.9	$2,366.1
(Unaudited)	Attributable to equity holders of the Company
Three months ended June 30, 2018	Common shares			Accumulated other
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		Non-controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period	267,738,530	$633.2	$21.3	$260.3	$1,314.3	$2,229.1	$68.4	$2,297.5
Net income	—	$—	$—	$—	$69.4	$69.4	$2.2	$71.6
Other comprehensive (loss) income	—	—	—	(38.3)	3.1	(35.2)	2.4	(32.8)
Total comprehensive (loss) income	—	$—	$—	$(38.3)	$72.5	$34.2	$4.6	$38.8
Stock options exercised	313,350	5.5	(0.7)	—	—	4.8	—	4.8
Optional cash purchase of shares	647	—	—	—	—	—	—	—
Common shares repurchased and cancelled	(267,100)	(0.6)	—	—	(5.9)	(6.5)	—	(6.5)
Share-based compensation expense	—	—	4.1	—	—	4.1	—	4.1
Stock dividends	35,566	1.0	—	—	(1.0)	—	—	—
Cash dividends	—	—	—	—	(23.1)	(23.1)	—	(23.1)
Balances, end of period	267,820,993	$639.1	$24.7	$222.0	$1,356.8	$2,242.6	$73.0	$2,315.6

Consolidated Statement of Cash Flows

(Unaudited)
Three months ended June 30
(amounts in millions of Canadian dollars)	2019	2018

Operating activities
Net income	$63.0	$71.6
Adjustments for:
Depreciation and amortization	73.8	48.8
After tax share in profit of equity accounted investees	(12.1)	(8.6)
Deferred income taxes	13.0	12.4
Investment tax credits	(9.4)	(2.7)
Share-based compensation	1.9	(5.1)
Defined benefit pension plans	4.3	3.0
Other non-current liabilities	(4.2)	(7.7)
Derivative financial assets and liabilities – net	(7.0)	(1.5)
Other	14.5	7.0
Changes in non-cash working capital	(197.8)	(147.8)
Net cash used in operating activities	$(60.0)	$(30.6)
Investing activities
Business combinations, net of cash and cash equivalents acquired	$(7.5)	$—
Additions to property, plant and equipment	(89.0)	(53.1)
Proceeds from disposal of property, plant and equipment	0.4	2.3
Additions to intangibles	(22.7)	(18.0)
Net proceeds from (payments to) equity accounted investees	0.7	(6.1)
Net cash used in investing activities	$(118.1)	$(74.9)
Financing activities
Net proceeds from borrowing under revolving unsecured credit facilities	$192.0	$—
Proceeds from long-term debt	9.0	66.9
Repayment of long-term debt	(100.8)	(39.0)
Repayment of lease liabilities	(25.4)	(2.7)
Dividends paid	(25.5)	(23.1)
Issuance of common shares	14.3	4.8
Repurchase of common shares	(2.0)	(6.5)
Other	(0.3)	(0.2)
Net cash provided by financing activities	$61.3	$0.2
Effect of foreign exchange rate changes on cash
and cash equivalents	$(7.3)	$(6.1)
Net decrease in cash and cash equivalents	$(124.1)	$(111.4)
Cash and cash equivalents, beginning of period	446.1	611.5
Cash and cash equivalents, end of period	$322.0	$500.1
Supplemental information:
Interest paid	$14.5	$7.6
Interest received	2.3	4.1
Income taxes paid	10.2	11.5